FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, June 30, 2016

                                                                                                                             Ger. Gen. N° 103 /2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9° and 10°, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

Today, the Board of Directors of the Company agreed to carry out a series of actions that are expected to take place in the current year, in order to reorganize and simplify the corporate structure of the entities that comprise the GasAtacama Group, all subsidiaries of Endesa Chile, which would generate corporate and operational efficiencies for the Company and the GasAtacama Group. Under this reorganization, and subject to the compliance of the relevant regulatory procedures:

a) Gasoducto Tal Tal S.A. would merge into GasAtacama Chile S.A., GNL Norte S.A. into GasAtacama Chile S.A., and Progas S.A. into GasAtacama Chile S.A.

b) A capital increase in Compañía Eléctrica Tarapacá S.A. would be carried out, which will be payable in cash.

c) Once the capital increase of Compañía Electrica Tarapacá S.A. is carried out, it would acquire 50% of the social rights of Inversiones Gas Atacama Holding Ltda. and 2.294 shares issued by GasAtacama S.A. Thus, GasAtacama S.A. and Inversiones GasAtacama Holding Ltda. would be acquired by Compañía Eléctrica Tarapacá S.A.

d) Compañia Eléctrica Tarapacá S.A. would merge into GasAtacama Chile S.A., being GasAtacama Chile S.A. the surviving company.

These proposed mergers which must be subject to the authorization of their respective Shareholder’s Meetings and Boards of Directors in due course, have no relevant economic or financial impact in the results of Endesa Chile, considering the high economic interest that Endesa Chile holds in the subsidiaries aforementioned. Nevertheless, it will have a positive effect on operational and corporate terms once the current corporate structure is simplified.

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:     Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representante Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgo (Risk Classification Commission)

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 1, 2016